Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Registration Statement of EUROEV Holdings Limited on Form F-4 of our report dated January 28, 2025, which includes an emphasis of matter paragraph as to EUROEV Holdings Limited’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of EUROEV Holdings Limited as of December 31, 2024, the related consolidated statements of operations, shareholder’s deficit, and cash flows for the period from October 16, 2024 (inception) through December 31, 2024, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

San Mateo, California	WWC, P.C.
February 19, 2026	Certified Public Accountants
PCAOB ID: 1171